RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario L4W 5G5

Tel: 905‐629‐1333 Fax: 905‐629‐3222

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

For Immediate Release October 12, 2010

RTN Stealth Appoints New Director: Todd Halpern and Announces

Changes to Management

MISSISSAUGA, Ontario, Canada /October 12, 2010/ ‐‐ RTN Stealth Software Inc. (the "Company"

or "RTN Stealth") is pleased to announce that Todd Halpern will join its Board of Directors. Mr.

Halpern will be filling the vacancy created by today’s resignation of Mr. Lucky Janda as director of the Company.

Mr. Halpern currently resides as President of Halpern Enterprises. Mr. Halpern and his family have been in the business of importing fine wines and spirits into Canada for over 57 years.  Mr.

Halpern joined Halpern Enterprises in 1979, and since has grown the company tremendously.

Today, the company represents over 100 of the World's finest wine and spirit producers.

Serving on the Toronto General Hospital Board since 2005, Mr. Halpern is Board Champion of the Krembil Neuroscience Centre's Krembil Discovery Tower and Krembil Neuro Program. He is

also Chair of the Grand Cru Culinary Wine Festival, which benefits research at University Health

Network.

Mr. Halpern was also a member of the Board of Sentinelle Medical Inc. and was involved in the successful acquisition of the company by Hologic Inc. He is also a member of the Board of

Mobilotto, a software development company focused on creating secure mobile games for regulated environments.

Michael Boulter, President and COO of RTN Stealth states, "It is with great pleasure that we welcome Todd to our Board of Directors.  We are very pleased and privileged to have him join our team."

RTN is pleased to announce that, in accordance with the Company’s stock option plan, it has awarded Mr. Halpern a total of 300,000 incentive stock options at an exercise price of $0.35 with a five year (5) expiry date of October 12, 2015.

On behalf of the Company, Mr. Boulter wishes to thank Mr. Janda for his services and dedication to the Company.

Changes to Management

The  Company  is  also  pleased  to  announce  the  following  organizational  changes  to  its management team. Mr. John Doma has been appointed the Company’s CFO, following the resignation of Mr. Larry Tsang.

Mr. Rana Vig has resigned from his position as Executive Vice President, Corporate Operations,

of the Company.

On behalf of the Company, Mr. Boulter wishes to thank Messrs. Tsang and Vig for their services and dedication to the Company.

Mr. Janda’s has also resigned as CEO of the Company. With board approval, Mr. Boulter will be acting as interim‐Chief Executive Officer.

Administrative Office

In addition, the Company has closed its Surrey, British Columbia, office and has moved all of its administrative functions to its primary office at 5250 Satellite Drive, Unit 22 in Mississauga,

Ontario.

On behalf of RTN Stealth Software Inc.

“Michael Boulter”

Michael Boulter

President, COO & interim‐CEO

For additional information about RTN Stealth Software Inc., please contact us at (905) 629‐1333 or visit us at www.rtnstealth.com.

Except for historic information, the matters discussed in this document contain certain forward‐looking statements.

These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the

Corporation’s control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward‐looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.